Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended December 31, 2020 under IFRS

IT Services Revenue growth at 3.9% QoQ, highest in 36 quarters

Net Income for the quarter increased by 20.8% YoY

Bangalore, India and East Brunswick, New Jersey, USA – January 13, 2021—Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2020.

Highlights of the Results

Results for the Quarter ended December 31, 2020:

•	Gross Revenue was ₹156.7 billion ($2.1 billion1), an increase of 3.7% QoQ and 1.3% YoY

•	IT Services Segment Revenue was at $2,071 million, a sequential growth of 3.9%

•	Non-GAAP[2] constant currency IT Services Segment Revenue increased by 3.4% QoQ

•	IT Services Operating Margin[3] for the quarter was at 21.7%, an expansion of 243 bps QoQ and 329 bps YoY

•	Net Income for the quarter was ₹29.7 billion ($406 million1), an increase of 20.8% YoY

•	Earnings Per Share for the quarter was at ₹5.21 ($0.071), an increase of 20.7% YoY

•	Operating Cash Flow was at ₹44.3 billion ($607 million1), which is 149.4% of Net Income

•	Wipro declared an interim dividend of ₹1 ($0.0141) per equity share/ADS

Performance for the quarter ended December 31, 2020

Thierry Delaporte, CEO and Managing Director said, “Wipro has delivered a second consecutive quarter of strong performance on order booking, revenue and margins. Five of our sectors grew over 4% sequentially. We closed our largest ever deal win in Continental Europe. The demand environment is steadily improving, especially for digital transformation, digital operations, and cloud services. I am also pleased to share with you that we have moved into our new organization structure and are stabilizing quickly.”

Jatin Dalal, Chief Financial Officer said, “Our margins are now at a 22 quarters high. The expansion was led by improved revenue growth trajectory and excellence in operations with several metrics at an all-time high. Our Operating Cash Flows grew by 45% YoY with a significant improvement in outstanding receivables.”

Outlook for the quarter ending March 31, 2021

We expect Revenue from our IT Services business to be in the range of $2,102 million to $2,143 million*. This translates to a sequential growth of 1.5% to 3.5%.

* Outlook is based on the following exchange rates: GBP/USD at 1.33, Euro/USD at 1.20, AUD/USD at 0.73, USD/INR at 73.84 and CAD/USD at 0.76

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹73.01, as published by the Federal Reserve Board of Governors on December 31, 2020. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2020 was US$1= ₹74.04

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

•

Wipro has secured a contract for the upstream and downstream business of a UK-based energy company to transform their existing application maintenance services to a DevOps model, aligned with their new digital organization. This will enable the client to be more agile and respond swiftly to the changing business demands while ensuring cost optimization.

•

Wipro has won an engagement with a global new-age technology corporation to provide B2B customer and technology support for their business communication platform. Wipro will also provide account review services to determine any unauthorized access, and offer Quality as a Service (QaaS) to the client.

•

Wipro has won an engagement with a US-based public relations and media services company to streamline its operations across US, Canada, UK, Europe, India, and APAC, in addition to consolidating its supplier base.

•

Wipro has secured a contract from a large US-based telecom service provider to manage their sales support and sales request functions for the order management process. As part of the engagement, Wipro will bring about technology transformation to reduce the cycle time for order processing, ensuring faster deployment of services.

•

A global energy corporation has awarded Wipro a multi-year contract to provide digital services. The engagement includes support and development of business and enterprise applications for the upstream, midstream and downstream lines of business and corporate functions of the company.

Digital & Cloud Application Services Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

•

A global beverage company has selected Designit, a Wipro company, to support a new product and service in the area of public and semi-public vending. Designit will analyze market and consumer insights and create vision concepts for the launch.

•

A US-based network software provider has awarded Wipro a contract to co-develop their 5G Radio Unit product and variants for global markets. The deal encompasses system architecture, software/hardware design, development, integration and validation to enable the customer achieve faster and cost-effective time-to-market.

•

A European multinational manufacturing company has awarded Wipro a contract to provide cloud managed services, application testing platforms and managed security services. Wipro will provide innovative solutions for Cloud access security, application security and vulnerability management using AI-based orchestration & automation.

•

Wipro’s crowdsourcing platform Topcoder has won an engagement with a leading US-based pharmaceutical company to provide on-demand digital talent and development capability to their R&D Data Science Team. As part of the engagement, Topcoder’s Platform and Data Science Community was leveraged to validate a COVID prediction model, operationalize it for use with customer data, and develop visualizations for the effort, all in under four weeks. The client had worked with Topcoder in June 2020 to plan for COVID vaccine trials.

Analyst Recognition

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Managed Network Services, Ted Corbett, Lisa Pierce, Danellie Young et al., 9 Nov 2020

•	Wipro was positioned as a Leader in IDC MarketScape Asia/Pacific Salesforce Implementation Services 2020 Vendor Assessment (Doc #AP46211420, Nov 2020)

•	Wipro was positioned as a Leader in IDC MarketScape Worldwide Life Science Sales and Marketing Digital Transformation 2020 Vendor Assessment (Doc #US42724918, Dec 2020)

•	Wipro was recognized as a Leader in IDC MarketScape GCC Professional Security Services 2020 Vendor Assessment (Doc #META47033220, Dec 2020)

•	Wipro was positioned as a Leader in IDC MarketScape Worldwide Retail Commerce Platform Service Providers 2020 Vendor Assessment (Doc #US46162920, Dec 2020)

•

Wipro was positioned as a Leader in Everest Group’s System Integrator (SI) Capabilities on Amazon Web Services (AWS), Microsoft Azure Services and Google Cloud Platform (GCP) Services PEAK Matrix® Assessments 2021

•	Wipro was recognized as a Leader and Star Performer in Everest Group’s Application and Digital Services (ADS) in Life and Annuities (L&A) Insurance PEAK Matrix® Assessment 2021

•	Wipro was recognized as a Leader in Everest Group’s Artificial Intelligence (AI) Services PEAK Matrix® Assessment 2021

•	Wipro Ranks #2 for Customer Satisfaction in Whitelane 2020 French IT Sourcing Study

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products Segment Revenue for the quarter was ₹1.6 billion ($21.3 million1)

•	IT Products Segment Results for the quarter was a profit of ₹0.09 billion ($1.2 million1)

India business from State Run Enterprises (ISRE)

•	India SRE Segment Revenue for the quarter was ₹2.4 billion ($32.8 million1)

•	India SRE Segment Results for the quarter was a profit of ₹0.47 billion ($6.5 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended December 31, 2020, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:45 p.m. Indian Standard Time (09:15 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIPRO30121

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-9845791363	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2020	As at December 31, 2020
			Convenience translation into US dollar in millions Refer footnote 1 in page 1
ASSETS
Goodwill	131,012	136,322	1,867
Intangible assets	16,362	13,056	179
Property, plant and equipment	81,120	83,372	1,142
Right-of-Use assets	16,748	15,427	211
Financial assets
Derivative assets	—	51	1
Investments	9,302	8,679	119
Trade receivables	6,049	4,613	63
Other financial assets	5,881	6,657	91
Investments accounted for using the equity method	1,383	1,459	20
Deferred tax assets	6,005	1,690	23
Non-current tax assets	11,414	14,020	192
Other non-current assets	11,935	11,433	157

Total non-current assets	297,211	296,779	4,065

Inventories	1,865	1,205	17
Financial assets
Derivative assets	3,025	4,088	56
Investments	189,635	312,909	4,286
Cash and cash equivalents	144,499	139,435	1,910
Trade receivables	104,474	91,841	1,258
Unbilled receivables	25,209	23,105	316
Other financial assets	8,614	9,028	124
Contract assets	17,143	14,847	203
Current tax assets	2,882	2,354	32
Other current assets	22,505	22,144	303

Total current assets	519,851	620,956	8,505

TOTAL ASSETS	817,062	917,735	12,570

EQUITY
Share capital	11,427	11,431	157
Share premium	1,275	1,815	25
Retained earnings	476,103	424,275	5,811
Share-based payment reserve	1,550	1,765	24
SEZ Re-investment reserve	43,804	57,217	784
Other components of equity	23,299	30,647	420

Equity attributable to the equity holders of the Company	557,458	527,150	7,221
Non-controlling interest	1,875	1,489	20

TOTAL EQUITY	559,333	528,639	7,241

LIABILITIES
Financial liabilities
Loans and borrowings	4,840	213	3
Derivative liabilities	138	—	—
Lease liabilities	12,638	12,894	177
Other financial liabilities	151	929	13
Deferred tax liabilities	2,825	5,181	71
Non-current tax liabilities	13,205	12,442	170
Other non-current liabilities	7,537	7,803	107
Provisions	2	1	^

Total non-current liabilities	41,336	39,463	541

Financial liabilities
Loans, borrowings and bank overdrafts	73,202	73,256	1,003
Derivative liabilities	7,231	3,467	47
Trade payables and accrued expenses	78,129	83,461	1,143
Lease liabilities	6,560	7,502	103
Other financial liabilities	899	96,604	1,323
Contract liabilities	18,775	22,118	303
Current tax liabilities	11,731	15,913	218
Other current liabilities	19,254	46,627	639
Provisions	612	685	9

Total current liabilities	216,393	349,633	4,788

TOTAL LIABILITIES	257,729	389,096	5,329

TOTAL EQUITY AND LIABILITIES	817,062	917,735	12,570

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (₹ in millions, except share and per share data, unless otherwise stated)
	Three months ended December 31,			Nine months ended December 31,
	2019	2020	2020	2019	2020	2020
			Convenience translation into US dollar in millions Refer footnote 1 in page 1			Convenience translation into US dollar in millions Refer footnote 1 in page 1
Revenues	154,705	156,700	2,146	453,122	456,976	6,259
Cost of revenues	(109,673)	(104,313)	(1,429)	(321,952)	(313,400)	(4,293)

Gross profit	45,032	52,387	717	131,170	143,576	1,966
Selling and marketing expenses	(11,030)	(11,326)	(155)	(32,612)	(30,721)	(421)
General and administrative expenses	(7,496)	(7,814)	(107)	(22,142)	(25,997)	(356)
Foreign exchange gains	727	566	8	2,176	2,109	29
Other operating income/(loss), net	—	—	—	749	(81)	(1)

Results from operating activities	27,233	33,813	463	79,341	88,886	1,217
Finance expenses	(1,844)	(1,400)	(19)	(5,675)	(3,966)	(54)
Finance and other income	5,370	5,975	82	19,174	16,465	226
Share of net profit /(loss) of associates accounted for using the equity method	34	101	1	16	126	2

Profit before tax	30,793	38,489	527	92,856	101,511	1,391
Income tax expense	(6,164)	(8,524)	(117)	(18,594)	(22,590)	(309)

Profit for the period	24,629	29,965	410	74,262	78,921	1,082

Profit attributable to:
Equity holders of the Company	24,558	29,667	406	73,958	78,225	1,072
Non-controlling interest	71	298	4	304	696	10

Profit for the period	24,629	29,965	410	74,262	78,921	1,082

Earnings per equity share:
Attributable to equity holders of the Company
Basic	4.31	5.21	0.07	12.58	13.74	0.19
Diluted	4.30	5.17	0.07	12.55	13.46	0.18
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,692,132,118	5,696,798,493	5,696,798,493	5,879,588,157	5,694,731,405	5,694,731,405
Diluted	5,703,265,041	5,741,070,466	5,741,070,466	5,892,966,906	5,812,779,105	5,812,779,105

Additional Information:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019	March 31, 2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	46,825	45,995	46,612	137,648	137,767	184,457
Health BU	21,266	20,294	19,799	61,320	57,651	78,240
CBU	25,077	23,927	25,443	72,183	71,339	97,008
ENU	20,076	18,990	19,553	58,345	56,873	76,443
TECH	19,394	18,478	18,584	57,542	56,392	75,895
MFG	12,677	12,175	12,450	36,672	35,672	48,158
COMM	8,016	7,822	8,565	23,258	25,387	33,840

Total of IT Services	153,331	147,681	151,006	446,968	441,081	594,041
IT Products	1,552	1,691	2,576	5,501	8,218	11,010
ISRE	2,393	2,119	1,847	6,629	6,059	8,400
Reconciling Items	(10)	(8)	3	(13)	(60)	(50)

Total Revenue	157,266	151,483	155,432	459,085	455,298	613,401

Other operating income/(loss), net
IT Services	—	(178)	—	(81)	749	1,144

Total Other operating income/(loss), net	—	(178)	—	(81)	749	1,144

Segment Result
IT Services
BFSI	9,820	9,209	8,246	27,546	25,988	34,132
Health BU	4,359	4,005	3,186	11,092	8,978	12,027
CBU	6,166	5,507	4,725	16,092	12,183	16,729
ENU	3,688	3,329	3,130	10,586	8,410	12,176
TECH	3,128	2,632	3,256	9,927	10,406	14,312
MFG	2,552	2,379	2,385	7,159	6,916	9,252
COMM	1,445	1,320	1,444	3,656	4,006	5,336
Unallocated	2,046	148	1,360	3,400	3,124	2,577
Other operating income/(loss), net	—	(178)	—	(81)	749	1,144

Total of IT Services	33,204	28,351	27,732	89,377	80,760	107,685

IT Products	89	(300)	(140)	(87)	(398)	(282)
ISRE	473	114	(528)	487	(1,341)	(1,822)
Reconciling Items	47	(30)	169	(891)	320	149

Total	33,813	28,135	27,233	88,886	79,341	105,730
Finance Expense	(1,400)	(1,267)	(1,844)	(3,966)	(5,675)	(7,328)
Finance and Other Income	5,975	5,209	5,370	16,465	19,174	24,081
Share of net profit/ (loss) of associates accounted for using the equity method	101	(6)	34	126	16	29

Profit before tax	38,489	32,071	30,793	101,511	92,856	122,512

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended December 31, 2020

IT Services Revenue as per IFRS	$2,071.0
Effect of Foreign currency exchange movement	$(11.8)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,059.2

Three Months ended December 31, 2020

IT Services Revenue as per IFRS	$2,071.0
Effect of Foreign currency exchange movement	$(17.9)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,053.1